UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing Your

Future 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your
Future 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the
United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Padgett, Stratemann & Co., L.L.P.

San Antonio, Texas

June 25, 2013

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments – at fair value	$524,527,242	$405,983,757

Receivables:
Employer contributions	5,647,554	4,987,077
Notes receivable from participants	23,782,342	19,173,359
Other	14,595	16,817

Total receivables	29,444,491	24,177,253

Total assets	553,971,733	430,161,010

Liabilities

Benefit claims payable	113,011	54,134
Excess contributions payable	2,656	2,173
Expenses payable	17,164	17,164

Total liabilities	132,831	73,471

Net assets reflecting all investments at fair value	553,838,902	430,087,539

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(726,377)	(614,349)

Net assets available for benefits	$553,112,525	$429,473,190

Notes to the financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Contributions:
Participants	$75,865,945
Employer	5,751,488
Rollovers	3,064,548

Total contributions	84,681,981

Investment income:
Net appreciation in fair value of investments	59,289,622
Dividends and interest	14,403,467

Total investment income	73,693,089

Total additions	158,375,070

Deductions:
Benefits paid to participants	32,186,661
Administrative expenses	2,549,074

Total deductions	34,735,735

Net increase	123,639,335

Net assets available for benefits at beginning of year	429,473,190

Net assets available for benefits at end of year	$553,112,525

Notes to the financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

1.	Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company” or “Plan Sponsor”) for the benefit of certain employees who have completed 1 hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan will automatically enroll eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. The Plan allows a Company matching contribution, as determined by the Board of Directors. In 2012, the Company made a matching contribution commitment to each eligible participant equal to 15.2% of the first $1,000 of employee contributions, which was paid in 2013 and is recorded as a receivable at December 31, 2012. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2012 matching contribution, which was paid in 2013, was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

1.	Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest, as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $1,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Forfeitures

Participant forfeitures will be used to reduce future employer contributions and pay the expenses of the Plan. At December 31, 2012 and 2011, unallocated forfeitures totaled $337,034 and $151,860, respectively.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets or by the Plan Sponsor.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be recognized to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for disclosure of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments brought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when payable.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

2.	Summary of Significant Accounting Policies (continue)

New Accounting Pronouncement

Fair Value Measurements and Disclosures

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”), Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC, Fair Value Measurements and Disclosures. In addition, ASU 2011-04 requires additional fair value disclosures. The Plan adopted the required provision of ASU 2011-04 on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

Reclassification

Certain reclassifications have been made in the prior year’s financial statements to conform to the current year’s presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
Description of Investment	2012	2011
Whole Foods Market Stock Fund	$90,252,919	$69,304,224
Vanguard Target Return 2050 Fund	35,412,362	*
Vanguard Target Return 2045 Fund	35,149,327	*
Vanguard Target Return 2040 Fund	29,365,234	*
Vanguard Institutional Index Fund	28,912,338	23,782,329
PIMCO Total Return Fund	28,053,137	24,133,768
Fidelity Freedom 2050 Fund	*	26,312,736
Fidelity Freedom 2045 Fund	*	24,967,341
Fidelity Managed Income Portfolio Fund	*	24,908,864

*	Did not meet the 5% criteria at the respective financial statement date.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

3.	Investments (continued)

During 2012, the Plan’s investments appreciated in fair value by $59,289,622 as follows:

Mutual funds and other	$36,036,145
Whole Foods Market Stock Fund	23,253,477

$59,289,622

4.	Fair Value Measurements

FASB’s ASC, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB’s ASC, Fair Value Measurements and Disclosures, are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets

• Quoted prices for identical or similar assets or liabilities in inactive markets

• Inputs other than quoted prices for the asset or liability that are observable

• Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

4.	Fair Value Measurements (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

•

Mutual funds – valued using the net asset value (“NAV”) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•

Fidelity BrokerageLink self-directed brokerage accounts – consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

•

Fidelity Managed Income Portfolio Fund – consists primarily of fixed income investments wrapped with insurance contracts and is valued using NAV, provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model, with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

•

Whole Foods Market Stock Fund – is a fund that pools participants’ money to buy shares of common stock of the Company, as well as a targeted amount of short-term liquid investments for daily trading. Participants’ ownership is measured in units of the fund instead of shares of stock. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term liquid investments are valued at cost, which approximates fair value. The fund is classified within Level 2 of the valuation hierarchy.

The methods above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

4.	Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Total Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Assets:
Mutual funds:
Large cap funds	$90,072,254	$90,072,254	$—	$—
Mid-cap funds	7,073,890	7,073,890	—	—
Small cap funds	22,426,637	22,426,637	—	—
International funds	24,072,847	24,072,847	—	—
Blended funds	217,146,015	217,146,015	—	—
Income funds	40,808,090	40,808,090	—	—
Money market fund	415,819	415,819	—	—
Other	2,812,358	2,812,358	—	—
Fidelity BrokerageLink self-directed brokerage account	2,662,320	2,662,320	—	—
Fidelity Managed Income Portfolio II Class 1 Fund	26,784,093	—	26,784,093	—
Whole Foods Market Stock Fund	90,252,919	—	90,252,919	—

	$524,527,242	$407,490,230	$117,037,012	$—

	Total Fair Value Measurement at December 31, 2011
		Level 1	Level 2	Level 3
Assets:
Mutual funds:
Large cap funds	$67,085,660	$67,085,660	$—	$—
Mid-cap funds	5,448,651	5,448,651	—	—
Small cap funds	19,292,217	19,292,217	—	—
International funds	19,325,735	19,325,735	—	—
Blended funds	156,641,903	156,641,903	—	—
Income funds	39,381,972	39,381,972	—	—
Money market fund	62,883	62,883	—	—
Other	1,889,554	1,889,554	—	—
Fidelity BrokerageLink self-directed brokerage account	2,642,094	2,642,094	—	—
Fidelity Managed Income Portfolio Fund	24,908,864	—	24,908,864	—
Whole Foods Market Stock Fund	69,304,224	—	69,304,224	—

	$405,983,757	$311,770,669	$94,213,088	$—

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

5.	Guaranteed Investment Account

The Plan has entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields consist of the following:

	Years Ended December 31,
	2012	2011
Based on actual earnings	1.73%	1.92%

Based on interest rate credited to participants	1.28%	1.39%

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions.

The Plan Sponsor paid certain administrative expenses related to the Plan for the year ended December 31, 2012.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 30, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified and the related trust is tax-exempt.

With few exceptions, the Plan is no longer subject to United States federal income tax examinations by authorities for years before 2009.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to the Financial Statements

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$553,112,525	$429,473,190
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	726,377	614,349

Net assets available for benefits per Form 5500	$553,838,902	$430,087,539

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to Form 5500:

Net increase in net assets available for benefits per financial statements	$123,639,335
Plus:
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(614,349)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	726,377

Net income per Form 5500	$123,751,363

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan No.: 002

December 31, 2012

Identity of Issuer, Borrower, or Similar Party	Description of investment	Number of Units	Current Value
Whole Foods Market Stock Fund*	Stock fund	4,525,052	$90,252,919

Vanguard Target Return 2050 Fund	Mutual fund	1,533,667	35,412,362

Vanguard Target Return 2045 Fund	Mutual fund	2,415,761	35,149,327

Vanguard Target Return 2040 Fund	Mutual fund	1,266,835	29,365,234

Vanguard Institutional Index Fund	Mutual fund	221,516	28,912,338

PIMCO Total Return Fund	Mutual fund	2,495,830	28,053,137

Vanguard Target Return 2030 Fund	Mutual fund	1,156,168	27,031,218

Fidelity Managed Income Portfolio II Class 1 Fund*	Stable value fund	26,057,716	26,784,093

Vanguard Target Return 2035 Fund	Mutual fund	1,631,846	22,992,711

Fidelity Capital Appreciation K Fund *	Mutual fund	748,787	22,021,812

Fidelity Contrafund K*	Mutual fund	278,444	21,582,217

Vanguard Target Return 2020 Fund	Mutual fund	879,705	20,963,385

Vanguard Target Return 2025 Fund	Mutual fund	1,530,546	20,800,114

Vanguard Explorer Fund Admiral Shares Fund	Mutual fund	226,324	16,727,619

Vanguard Total International Stock Index	Mutual fund	166,070	16,636,923

Fidelity Capital and Income Fund*	Mutual fund	1,317,740	12,518,530

T. Rowe Price Equity Income Fund	Mutual fund	394,511	10,434,842

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan No.: 002

December 31, 2012

(Continued)

Identity of Issuer, Borrower, or Similar Party	Description of investment	Number of Units	Current Value
Vanguard Target Return 2015 Fund	Mutual fund	687,862	$9,203,594

Vanguard Target Return 2010 Fund	Mutual fund	347,462	8,384,273

American Funds New Perspective Fund Class R6	Mutual fund	237,950	7,435,924

Fidelity DFA US Sustainability Core 1*	Mutual fund	614,413	7,121,045

Spartan Extended Market Index	Mutual fund	177,246	7,073,890

American Beacon Small Cap Value Fund	Mutual fund	267,560	5,699,018

Vanguard Target Return 2055 Fund	Mutual fund	200,735	4,978,252

Vanguard Target Return Income Fund	Mutual fund	230,830	2,813,816

Vanguard Inflation-Protected Securities Admiral Shares	Mutual fund	98,541	2,812,358

Fidelity Retirement Money Market Fund*	Mutual fund	415,819	415,819

Vanguard Total Bond Market Index Signal	Mutual fund	21,319	236,423

Vanguard Target Return 2060 Fund	Mutual fund	2,372	51,729

Fidelity BrokerageLink	Brokerage account		2,662,320

Participant loans	Interest rates ranging from 4.25% to 9.25% with various maturities		23,782,342

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 28, 2012

By:	Plan administrator

By:	/s/ Mark Ehrnstein
Mark Ehrnstein
Member, Whole Foods Market, Inc.
Benefits Administrative Committee